                       CHINA YUCHAI INTERNATIONAL LIMITED
           16 RAFFLES QUAY #26-00 HONG LEONG BUILDING SINGAPORE 048581
                    TEL : (65) 6220 8411 FAX : (65) 6226 0502


                                                                     EXHIBIT 1.1


FOR IMMEDIATE RELEASE


                  CHINA YUCHAI INTERNATIONAL LIMITED ANNOUNCES
                            GOOD PERFORMANCE FOR 2004

Set forth below are the unaudited consolidated financial results for China Yuchai International Limited (CYI) for the year ended December 31, 2004 (the 2004 Unaudited Financial Results). Consistent with CYI's prior financial statements (audited and unaudited), the 2004 Unaudited Financial Results have been prepared on a consolidated basis with the financial statements of Guangxi Yuchai Machinery Company Limited (Yuchai). CYI is currently discussing with its independent auditors whether consolidation of Yuchai's financial statements is an appropriate accounting treatment under U.S. GAAP. CYI cannot assure you what the outcome of these discussions will be, and investors should be aware that CYI's financial results would differ materially if Yuchai were not consolidated. Inability to consolidate Yuchai could accordingly have a material adverse effect on CYI.

SINGAPORE, FEBRUARY 28, 2005 - China Yuchai International Limited (CYI) today announced good performance for the year ended December 31, 2004 with net income of Rmb491.4 million (US$59.4 million). CYI's net income for the same period in 2003 was Rmb438.2 million (US$52.9 million). This significant improvement in performance is due to continued buoyant market demand for engines manufactured by its Chinese subsidiary Guangxi Yuchai Machinery Company Limited (Yuchai) and, in particular, good customer acceptance of Yuchai's 6112 heavy-duty diesel engines and 4 cylinder light-duty diesel and industrial engines.

Net sales of Rmb5,582.0 million (US$674.4 million) for the year ended December 31, 2004 represent an increase of approximately 22% compared to the same period last year of Rmb4,569.9 million (US$552.1 million). Total unit sales of 206,628 diesel engines for the year ended December 31, 2004 was 20% higher than the same period last year.

The overall gross margin of 28.2% for 2004 was 1.9% lower than previous year due mainly to higher raw material costs and product sales mix.

For the year ended December 31, 2004, selling, general and administrative expenses increased by approximately 17% due mainly to higher staff costs, transport charges and operating expenses, arising from higher unit sales volume.

Research and development expenses have increased to Rmb136.9 million (US$16.6 million) from Rmb94.6 million (US$11.4 million) for the previous year due to higher development expenses on the new 6113 super heavy-duty diesel engine.

Interest expenses increased to Rmb31.8 million (US$3.8 million) for the period ended December 31, 2004 as compared to Rmb23.6 million (US$2.9 million) for same period last year due to an increase of Yuchai bank loans during the year.

                       CHINA YUCHAI INTERNATIONAL LIMITED
           16 RAFFLES QUAY #26-00 HONG LEONG BUILDING SINGAPORE 048581
                    TEL : (65) 6220 8411 FAX : (65) 6226 0502


The improvement in profit performance was due to higher unit sales of Yuchai's 6112 heavy-duty diesel, 4-series light-duty diesel and industrial engines.

In June 2004, Yuchai commissioned its new 6113 super heavy-duty diesel production line with a capacity of 20,000 units per annum. Initial sales performance indicates gradual customer acceptance of this new 350hp diesel engine which is expected to see improved sales in 2005.

For the year ended December 31, 2004, inventories rose due to increased production for seasonal requirements in 2005. Cash balances have increased due to better collections during the year end period though bank loans have also increased due to increased capital expenditure payments and loans to a Yuchai related company - Yuchai Marketing and Logistics Company Limited ("YMLC"). As at year ended December 31, 2004, the amount due to Yuchai, from YMLC, was Rmb205 million. The authorization for this loan is still being disputed.

Basic and diluted net income per share for the year ended December 31, 2004 was Rmb13.90 (US$1.68) as compared to a basic and diluted net income per share of Rmb12.40 (US$1.50) for the same period in 2003.

Government industry statistics show that, in 2004, there was an increase of approximately 16% in sales of trucks and buses in China compared to the same period in 2003. CYI believes that demand for new trucks and buses would have been higher if not for the implementation of the PRC Road Traffic legislation which came into effect on May 1, 2004. This new legislation brought in heavy fines for overloading and non-compliance with vehicle standard specifications, such as vehicle weight and length. However, demand for new trucks increased in fourth quarter of 2004 with higher unit sales of heavy-duty trucks, buses and mini vans.

Mr Teo Tong Kooi, CYI's new President and Director commented that "the good profit performance for 2004 was achieved mainly because of the strong unit sales for the heavy-duty, light-duty diesel engines and industrial engines. Yuchai was able to achieve net income growth of approximately 12% for the year ended December 31, 2004 compared to same period last year. Despite the lower unit sales in the second quarter of 2004 due mainly to the strict implementation of the Road Traffic legislation, the market demand for diesel engines in China is expected to remain strong especially for heavy-duty trucks and buses as a result of the continuing development of highways and improvements in logistical efficiency, in China, notwithstanding the Chinese government's continued efforts to cool its economy. We believe that CYI, as one of the top three manufacturers of diesel engines in China, should be able to take advantage of this growth demand."

It is generally expected that the market demand for diesel engines in China will increase over time with the continued expansion of the highways and toll roads in China leading to increased demand for new trucks, buses and construction equipment.

                       CHINA YUCHAI INTERNATIONAL LIMITED
           16 RAFFLES QUAY #26-00 HONG LEONG BUILDING SINGAPORE 048581
                    TEL : (65) 6220 8411 FAX : (65) 6226 0502


A breakdown of sales according to size and horsepower range highlights how CYI believes Yuchai is successfully adjusting its strategy to meet market demand and grow market share.

(A) Sales of light-duty (4 cylinder) engines for mini buses and small trucks continue to experience high growth in China.

     Yuchai sales of the light-duty engines grew 58%, benefiting from the additional light-duty engine production capacity (40,000 units per year) commissioned in April 2003.

     In 2004, the gross margin from light-duty engines has improved due to higher production levels and cost reductions.

(B) Sales of medium-duty (6 cylinder, 140 - 200 Hp) engines for 5 to 7 tonne trucks and buses continued to decline in China. With the improvement in the high way system, transportation companies now find that vehicles of this engine capacity are less economic than the newer larger units.

     Yuchai's sales of medium-duty engines decreased, by 2% in 2004, in line with this trend.

(C) Sales of heavy-duty (6 cylinder, 250 - 400 Hp) engines for 10 to 15 tonne trucks, large buses, coaches and large construction equipment continue to experience high growth.

     Yuchai's sales of 6112 (6 cylinder, 285 Hp) engines grew by 16%, in 2004.

     The new 6113 (6 cylinder, 300 - 350 Hp) has seen increasing customer demand since its introduction in 2004. Sales of this new product are expected to be strong over the next few years and it should become a significant contributor to profit growth for Yuchai.

CYI believes that Yuchai has a strong brand name in China with an extensive sales and marketing network. Yuchai's products are of good quality and provide reliable performance. Yuchai has established itself as a major manufacturer of diesel engines in China with a significant market share.


OTHER EVENTS

Issuance of convertible bonds

The issuance of CYI's US$25 million 2.0% convertible bonds due 2012 described in CYI's February 7, 2005 press release was completed on February 23, 2005.

                       CHINA YUCHAI INTERNATIONAL LIMITED
           16 RAFFLES QUAY #26-00 HONG LEONG BUILDING SINGAPORE 048581
                    TEL : (65) 6220 8411 FAX : (65) 6226 0502


Schedule 13D Amendment No. 6

On February 15, 2005, Coomber Investments Limited together with other related parties filed with the U.S. Securities and Exchange Commission Amendment No. 6 to the Schedule 13D reporting their beneficial ownership of 24.3% of CYI's common stock. CYI disagrees with a number of the assertions contained in the
Schedule 13D amendment, and is preparing a response to the filing.

Guangxi Yuchai Machinery Company Limited

As previously disclosed, CYI continues to seek implementation of the July 2003 Agreement which CYI entered into in an attempt to resolve the continuing difficulties which CYI has faced with respect to its investment in Yuchai. However, although approximately 19 months have passed since the July 2003 Agreement was entered into, the parties have yet to fully implement it. The parties have had periodic discussions as to possible alternatives for implementation, but have yet to reach a mutually acceptable solution.

Although CYI hopes that implementation of the restructuring contemplated in the July 2003 Agreement will resolve the continued corporate governance difficulties which CYI has had with respect to Yuchai, CYI is not presently able to determine when or on what terms any such restructuring will be implemented, if at all. As a result, no assurances can be given that disagreements with Yuchai's Chinese shareholders will not recur, or that CYI will continue to be able to fully exercise its controlling interest in Yuchai if such disagreements recur. Any recurrence of these disagreements could have a material adverse effect on CYI's financial condition, results of operations, business or prospects, including CYI's ability to consolidate Yuchai's financial statements or to declare and receive dividends. For example, although CYI has requested Yuchai to declare dividends, Yuchai has not to date done so for either of its 2003 or 2004 financial years. No assurance can be given as to when Yuchai, and in turn CYI, will declare or pay any such dividends. CYI is also considering other alternatives to address these disagreements, including litigation and/or arbitration if necessary, so as to protect the interests of CYI's shareholders and preserve the value of CYI.

                                      * * *

CYI has filed with the U.S. Securities and Exchange Commission a copy of this press release on Form 6-K. A copy of such filing has also been sent to The New York Stock Exchange. Reference is made to such filing for cautionary statements which identify factors that could affect the forward looking statements contained in this press release.

China Yuchai International Limited
Executive Office
16 Raffles Quay
#26-00 Hong Leong Building
Singapore 048581
Tel: (65) 6220 8411
Fax: (65) 6226 0502

                       CHINA YUCHAI INTERNATIONAL LIMITED
           16 RAFFLES QUAY #26-00 HONG LEONG BUILDING SINGAPORE 048581
                    TEL : (65) 6220 8411 FAX : (65) 6226 0502


Contact persons:  Mr Teo Tong Kooi, President and Director
                  Mr Philip Ting, Chief Financial Officer and Director


Note 1: CYI's functional and reporting currency is Renminbi; the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 8.2765 = US$1.00, the rate quoted by the People's Bank of China at the close of business on December 31, 2004. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2004 or at any other date.

Note 2: All financial data (both in Renminbi and U.S. dollars) is unaudited.

SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our financial performance and growth prospects, are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the risks and factors that could cause actual results to differ materially are: our ability to control Guangxi Yuchai Machinery Company Limited ("Yuchai"); our ability to consolidate Yuchai's financial results; changes in the capital markets and interest rates; political, economic and social conditions in China such as government policies with respect to foreign investment, economic growth, inflation and the availability of credit; the effects of competition in the diesel engine market; the effects of inflation; the ability of Yuchai to control its expenses, capital expenditures and receivables, finance its working capital and capital expenditures and commercially introduce new products in the future; our ability to successfully implement the agreement we reached with Yuchai in July 2003; the effects of uncertainties in the Chinese legal system which could limit the legal protections available to foreign investors, including with respect to the enforcement of foreign judgments in China; and the effects of China becoming a member of the World Trade Organization. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

THIS ANNOUNCEMENT IS NOT AN OFFER FOR SALE OF SECURITIES IN THE UNITED STATES. SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. CYI DOES NOT INTEND TO REGISTER ANY PORTION OF ANY OFFERING UNDERTAKEN AS ALL OR PART OF THE NEW FINANCING IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES.

CHINA YUCHAI INTERNATIONAL LIMITED
UNAUDITED CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(RMB AND US$ AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                        Year Ended December 31
                                                                    -------------------------------------------------------------
                                                                      2002              2003             2004             2004
                                                                      ----              ----             ----             ----
                                                                     Rmb'000           Rmb'000          Rmb'000          US'000
                                                                     Audited           Audited         Unaudited        Unaudited
                                                                                                                          (Note)
Net sales ..................................................        3,513,047         4,569,950        5,582,095         674,451
Cost of goods sold .........................................        2,371,080         3,192,794        4,006,886         484,128
                                                                    ---------         ---------        ---------         -------
Gross profit ...............................................        1,141,967         1,377,156        1,575,209         190,323

Research and development cost ..............................           75,532            94,594          136,960          16,548
Selling, general and administrative expense ................          426,128           561,151          658,320          79,541
                                                                    ---------         ---------        ---------         -------
Operating income ...........................................          640,307           721,411          779,929          94,234
Interest cost ..............................................           25,144            23,624           31,757           3,837
Other (income)/expense, net ................................          (10,287)              881           (5,682)           (687)
                                                                    ---------         ---------        ---------         -------
Income before income taxes and
 minority interests ........................................          625,450           696,906          753,854          91,084
Income tax (credit)/expense ................................           83,242           112,924          105,165          12,707
                                                                    ---------         ---------        ---------         -------
Income before minority interests ...........................          542,208           583,982          648,689          78,377

Minority interests in income of consolidated
 subsidiaries ..............................................          129,775           145,800          157,292          19,004
                                                                    ---------         ---------        ---------         -------
Net income .................................................          412,433           438,182          491,397          59,373
                                                                    =========         =========        =========         =======

Net income attributable to common shares                               Rmb               Rmb              Rmb               US$
  Basic and diluted ........................................            11.67             12.40            13.90            1.68
                                                                    =========         =========        =========         =======

Note: The Company's functional and reporting currency is Renminbi, the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 8.2765 = US$1.00, the rate quoted by the People's Bank of China at the close of business on December 31, 2004. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2004 or at any other date.

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS
(RMB AND US$ AMOUNTS EXPRESSED IN THOUSANDS)

                                           As of                 As of
                                     December 31, 2003     December 31, 2004
                                     -----------------     -----------------
                                          Audited               Unaudited
                                          -------               ---------
                                            RMB             RMB           US$
                                                                        (Note)
Cash and Cash Equivalents                 631,938          722,672      87,316

Trade Accounts Receivable, Net            849,611          875,565     105,789

Inventories, Net                          877,334        1,346,545     162,695

Amount due from related company            32,886          205,000      24,769

Net Current Assets                        962,804        1,348,596     162,943

Total Assets                            4,033,632        5,368,174     648,604

Trade Accounts Payable                    731,966        1,089,717     131,664

Short-Term and Long-Term Borrowings       290,000          530,000      64,037


Shareholders' Equity                    1,991,687        2,483,084     300,016

Note: The Company's functional and reporting currency is Renminbi, the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 8.2765 = US$1.00, the rate quoted by the People's Bank of China at the close of business on December 31, 2004. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2004 or at any other date.